CHINA CEETOP.COM, INC.

March 25, 2013

Mara L. Ransom
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	China Ceetop.com, Inc. Preliminary Information Statement on Schedule 14C Filed December 28, 2012 File No. 000-53307

Dear Ms. Ransom:

China Ceetop.com, Inc., (the “Company”), has received and reviewed your letter of February 15, 2013 (the “Letter”), pertaining to the Company’s Preliminary Information Statement on Schedule 14C (the “Filing”) as filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2012.

Specific to your comments, the Company, without admitting the positions of the Commission set forth in Letter, will file a Schedule 14A to address the items in the Filing which were referenced in the Letter.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours, CHINA CEETOP.COM, INC. /s/ Weiliang Liu By: Weiliang Liu Title: Chief Executive Officer